# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-TR

## UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

*Name of issuer*
Shaman Productions Corp.

*Legal status of issuer*

    ***Form***
    Corporation

    ***Jurisdiction of Incorporation/Organization***
    Wyoming

    ***Date of organization***
    June 28, 2019

*Physical address of issuer*
1424 yorkshire ave casper wy 82609

*Website of issuer*
www.abeytunaturals.com

*Current number of employees*
0

*Filer EDGAR CIK*
0001866542

***Filer EDGAR CCC***
produc1#

***Filer EDGAR Password***
shamanprod1#

***Filer EDGAR PMAC***
xyz

***Submission Contact Person Information***

>   ***Name***
>   maria crisler

>   ***Phone Number***
>   (307) 371-0577

>   ***Email Address***
>   maria@abeytu.us

>   ***Notification Email Address***
>   maria@abeytu.us

***Signatories***

>   ***Name***
>   maria crisler

>   ***Signature***

>   ***Title***
>   ceo

>   ***Email***
>   maria@abeytu.us

>   ***Date***
>   April 14, 2025